Mr. John Cannarella

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Sara Lee Corporation
Form 10-K for the Fiscal Year Ended July 1, 2006

Dear Mr. Cannarella:

Per our conversation earlier today, Sara Lee Corporation will submit its response to the comment letter dated November 1, 2006 regarding the above filing by November 21, 2006. Thank you for your consideration of this matter.

Sincerely

Wayne Szypulski

Senior Vice President, Controller and

Chief Accounting Officer

Sara Lee Corporation